Tabcorp

RECEIVED
2008 MAY 20 P 1:19
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tabcorp Holdings Limited
ACN 063 780 709

5 Bowen Crescent
Melbourne Australia 3004
GPO Box 1943R
Melbourne Australia 3001

Telephone 61 3 9868 2100
Facsimile 61 3 9868 2300
Website www.tabcorp.com.au

[redacted]

08002679

9 May 2008

To: Australian Securities Exchange
Companies Announcements Platform
20 Bridge Street
Sydney NSW 2000

SUPPL

APPOINTMENT OF JOHN O'NEILL AS DIRECTOR

Following the receipt of all necessary regulatory approvals, Mr John O'Neill has now been appointed as a non-executive Director of Tabcorp Holdings Limited.

Attached is the Appendix 3X – Initial Director's Interest Notice for Mr O'Neill.

For more information regarding Mr O'Neill's appointment, refer to Tabcorp's announcement dated 5 April 2007.

PROCESSED
MAY 27 2008
THOMSON REUTERS

dlw 5/21

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Tabcorp Holdings Limited (**Tabcorp**)
ABN	66 063 780 709

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John O'Neill
Date of appointment	9 May 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities
	Nil

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	Nil
Name of registered holder (if issued securities)	Nil
No. and class of securities to which interest relates	Nil

+ See chapter 19 for defined terms.

END